UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File No. 33-131110- NY

                           NOTIFICATION OF LATE FILING
                                  (Check One):

           [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

           For Period Ended:                        December 31, 2007
                                                    -----------------

                       [ ] Transition Report of Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-QSB
                       [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                        ------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

                                 Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    4net Software, Inc.
                                            -----------------------------

Former Name If Applicable:                  Not Applicable
                                            -----------------------------

Address of Principal Executive Office       100 Mill Plain Road
(Street and Number):                        -----------------------------

City, State and Zip Code:                   Danbury, Connecticut 06811
                                            -----------------------------



PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report or semi-annual report, transition report on Form 10-K or portion thereon will be filed on or before the fifth calendar day following the prescribed due date;

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail why the Form 10-QSB could not be filed within the prescribed time period.

4net Software, Inc. (the "Company") was not able to timely file its quarterly report on Form 10-QSB for the three months ended December 31, 2007 without unreasonable effort and expense. Based on the Company's independent auditors review of the quarterly financial statement the Company was required to make certain adjustments to the notes to its financial statements, including the disclosure of a subsequent event. Accordingly, the Company's independent auditors were not able to complete the review of the Company's quarterly financial statements without unreasonable effort and expense to enable the Company to timely file its quarterly report on Form 10-QSB for the three months ended December 31, 2007.

The Company will file its Form 10-QSB for the three months ended December 31, 2007 within the next five days.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Steven N. Bronson            (203)                      791-3872
           --------------------------------------------------------------------
               (Name)                 (Area Code)               (Telephone No.)



(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               4net Software, Inc.
                              ---------------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 15, 2008                  By: /s/ Steven N. Bronson
      -----------------                      -------------------------------
                                             Steven N. Bronson, President

                                                                        Exhibit


                             Carlin, Charron & Rosen, LLP
                           124 Hebron Avenue, Suite 200
                              Glastonbury, CT 06033




                                                            February 15, 2008

Securities and Exchange Commission
Washington D.C. 20549

           Re:       4net Software, Inc.
                     -------------------

Ladies and Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of 4net Software, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Quarterly Report on Form 10-QSB for the period ended December 31, 2007.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b- 25 for the quarter ended December 31, 2001, and agree with the statements made therein as they relate to accounting and auditing matters.

                                                Very truly yours,

                                                /s/ Carlin, Charron & Rosen, LLP



                                                Carlin, Charron & Rosen, LLP